Exhibit 99.1

China Finance Online Reports Fourth Quarter and Full Year 2016 Unaudited Financial Results

BEIJING, April 13, 2017 /PRNewswire/ -- China Finance Online Co. Limited ("China Finance Online", or the "Company", "we", "us" or "our") (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading services, wealth management products, investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2016.

Fourth Quarter 2016 Financial Highlights

•	Net revenues were $19.2 million, down 42.8% year-over-year, but up 12.7% quarter-over-quarter
•	Equity brokerage business grew 508.8% year-over-year and 57.9% quarter-over-quarter
•	Commodities brokerage business declined by 54.7% year-over-year but increased by 2.1% quarter-over-quarter
•	Yinglibao’s users purchased wealth management products with a total value of RMB 4.0 billion in the fourth quarter, up 57.5% quarter-over-quarter
•	Gross margin was 62.5%
•	Total cash and cash equivalents, restricted cash and short-term investments were $85.1 million as of December 31, 2016

Full Year 2016 Highlights

•	Net revenues were $83.1 million, down 22.7% year-over-year
•	Equity brokerage business grew 184.7% year-over-year
•	Commodities brokerage business declined by 25.0% year-over-year
•	Yinglibao’s users purchased wealth management products with a total value of RMB 8.1 billion
•	Net income attributable to China Finance Online was $1.0 million

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online, commented, " In response to the global geo-political uncertainties and fluctuations, we continue to provide diversified investment and wealth management products and services to achieve more balanced revenue mix. In addition, we are adding gold trading into our offerings to attract more investors with an appetite for less volatile investments. All these efforts bode with our pursuit of becoming one-stop investment gateway for Chinese retail investors.”

“Yinglibao’s operations ended the year on a high note as the purchase of various wealth management products rose to RMB4.0 billion in the fourth quarter of 2016, representing a significant growth from RMB2.5 billion in the third quarter, RMB 1.2 billion in the second quarter and RMB 352 million in the first quarter, respectively. iTougu continued to engage millions of active users during the fourth quarter of 2016 as, in a market of many uncertainties, investors were proactively seeking advice from thousands of financial advisors registered on our platform. We also introduced more tools on our proprietary Robo-Advisory program to assist financial advisors to better research market data, analyze corporate financials, identify undervalued opportunities and test-drive their investment strategies. While the synergy of human advisors and machine advisory is still in its infancy, we can see its great potential in the Chinese market. With the large user base and diversified product and service offerings, we are well positioned to become a one-stop investment gateway in a large addressable market.” Mr. Zhao concluded.

Mr. Jeff Wang, Chief Financial Officer of China Finance Online, added, “We closed out the year with a small profit despite the challenges during our business transition. Our balance sheet remains strong with cash and cash equivalents, restricted cash and short-term investments totaling $85.1 million, significantly higher than our market cap. While we successfully implemented and executed various cost control measures, we continued to invest in R&D. In the era of FinTech, we are committed to developing technologies to help investors to make better investments in one of the world’s largest equity capital markets.”

Fourth Quarter 2016 Financial Results

Net revenues were $19.2 million, a decrease of 42.8% from $33.6 million during the fourth quarter of 2015, but an increase of 12.7% from $17.1 million during the third quarter of 2016. During the fourth quarter of 2016, revenues from financial services, the financial information and advisory business, and advertising services contributed 83%, 12% and 4% of the net revenues, respectively, compared with 77%, 18% and 5%, respectively, for the corresponding period in 2015.

Revenues from financial services were $16.0 million, a decrease of 38.4% from $25.9 million during the fourth quarter of 2015, but an increase of 13.7% from $14.0 million during the third quarter of 2016. Revenues from financial services represent equity and commodities brokerage services. The equity brokerage business grew 508.8% year-over-year and 57.9% quarter-over-quarter. The year-over-year decrease of revenues from financial services was mainly due to a decline in revenues from the Company's commodities brokerage services. Revenue from commodities brokerage declined by 54.7% year-over-year, but increased by 2.1% quarter-over-quarter. Due to a variety of global geo-political uncertainties, the crude oil market experienced unusually unfavorable volatility during the fourth quarter, which adversely affected investors’ confidence.

Revenues from the financial information and advisory business were $2.4 million, a decrease of 60.4% from $6.0 million during the fourth quarter of 2015, but an increase of 9.4% from $2.2 million in the third quarter of 2016. Revenues from the financial information and advisory business were comprised of subscription services from individual and institutional customers. The revenue decline from the financial information and advisory business was mainly due to the sale of a less profitable division in the financial information segment.

Revenues from advertising were $0.74 million, a decrease of 57.9% from $1.8 million in the fourth quarter of 2015 but an increase of 3.1% from $0.71 million in the third quarter of 2016. The decline in advertising revenue was mainly due to an increased campaign of the Company’s own service offerings during the fourth quarter.

Gross profit was $12.0 million, compared with $27.5 million in the fourth quarter of 2015 and $12.6 million in the third quarter of 2016. Gross margin in the fourth quarter of 2016 was 62.5%, compared with 81.8% in the fourth quarter of 2015 and 73.9% in the third quarter of 2016. The year-over-year and quarter-over-quarter decreases in gross margin were mainly due to a decrease in revenues from the Company's commodities brokerage services, which typically carry higher gross margins.

General and administrative expenses (“G&A”) were $4.5 million, a decrease of 21.1% from $5.7 million in the fourth quarter of 2015, and a decrease of 5.5% from $4.8 million in the third quarter of 2016. The year-over-year and quarter-over-quarter decreases were mainly attributable to more stringent expense control measures.

Sales and marketing expenses were $14.4 million, a decrease of 11.8% from $16.4 million in the fourth quarter of 2015, but an increase of 11.6% from $12.9 million in the third quarter of 2016.

Research and development expenses were $5.0 million, an increase of 84.4% from $2.7 million in the fourth quarter of 2015 and 37.2% from $3.7 million in the third quarter of 2016. The year-over-year and quarter-over-quarter increases were mainly attributable to an increase in recruitment of senior software engineers and capital market professionals to support further development in all lines of business.

Total operating expenses were $24.0 million, a decrease of 4.3% from $25.0 million in the fourth quarter of 2015, but an increase of 12.2% from $21.3 million in the third quarter of 2016.

Loss from operations was $11.9 million, compared with an income from operations of $2.5 million in the fourth quarter of 2015 and a loss from operations of $8.1 million in the third quarter of 2016.

Net loss attributable to China Finance Online was $10.2 million, compared with a net income of $10.0 million in the fourth quarter of 2015 and a net loss of $3.6 million in the third quarter of 2016.

Fully diluted loss per American Depository Shares (“ADS”) attributable to China Finance Online was $0.45 for the fourth quarter of 2016, compared with fully diluted earnings per ADS of $0.40 for the fourth quarter of 2015 and fully diluted loss per ADS of $0.16 for the third quarter of 2016. Basic and diluted weighted average numbers of ADSs for the fourth quarter of 2016 were 22.7 million, compared with basic and diluted weighted average number of ADSs of 22.2 million and 25.2 million, respectively, for the fourth quarter of 2015. Each ADS represents five ordinary shares of the Company.

As of December 31, 2016, total cash and cash equivalents, restricted cash and short-term investments were $85.1 million.

Total shareholders' equity of China Finance Online was $88.7 million as of December 31, 2016.

Full Year 2016 Financial Results

Net revenues for full year 2016 were $83.1 million, a decrease of 22.7% compared with $107.4 million for 2015.

Revenues from financial services for the full year 2016 were $69.0 million, a decrease of 16.9% compared with $83.0 million for 2015.

Revenues from financial information and advisory business for the full year 2016 were $10.5 million, a decrease of 38.7% compared with $17.2 million for 2015.

Revenues from advertising for the full year 2016 were $2.9 million, a decrease of 58.8% compared with $7.0 million for 2015.

Gross profit for the full year 2016 was $62.7 million, a decrease of 28.5% compared with $87.7 million in the full year 2015. Gross margin was 75.5% compared with 81.6% in 2015.

Net income attributable to China Finance Online for the full year 2016 was $1.0 million, compared with $22.5 million in 2015.

Fully diluted earnings per ADS attributable to China Finance Online was $0.04 for the full year 2016, compared with $0.90 in 2015.

Recent Developments

•	Robo-advisory Service

In early November 2016, the Company launched a trial of its proprietary robo-advisory service. The robo-advisory service not only provides China’s vast retail investors in different financial standings and risk profiles with access to high-quality financial products, more personalized services, superior customer service and good user experience, but also enables customers to better focus on risk control through more diversified asset allocations, as well as solidifies the long-term stability of the company’s business lines.

•	2016 Leading China Fintech Companies Award

Recently Yinglibao won the “2016 Annual Leading FinTech Companies” award. China Times recently hosted its 2016 annual award ceremony to recognize the leading financial institutions and companies in commercial banking, insurance, brokerage, asset management, trust, financial leasing, private equity, and FinTech. The winners were mostly Fortune Global 500 companies, financial conglomerates, technology juggernauts or household names in China. Yinglibao joined 13 other leading names as the winners of the "2016 Leading FinTech Companies" award. The other winners in the FinTech category included Lufax and JD Finance.

Conference Call Information

The management will host a conference call on April 13, 2017 at 8:00 p.m. U.S. Eastern Time (8:00 a.m. Beijing/Hong Kong time on April 14, 2017). Dial-in details for the earnings conference call are as follows:

US: 1-800-742-9301
Hong Kong: 800-906-648
Singapore: 800-616-2313
China: 800-870-0210 or 400-120-3170
Conference ID: 6436105

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A recording of the call will be available on China Finance Online’s website under the investor relations section.

In addition, a live and archived webcast of the conference call will be available at http://edge.media-server.com/m/p/oshjirbq

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company's prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our prospect and our ability to attract new users;
•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;
•	our prospect on stabilization in cash attrition and improvement of our financial position;

•	our initiatives to address customers' demand for intuitive online investment platforms and alternative investment opportunities; and

•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, changing customer needs, regulatory environment and market conditions that we are subject to; the uneven condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses including our commodities brokerage services; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China's high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online
+86-10-8336-3100
ir@jrj.com

-- Tables Follow --

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Dec. 31, 2016	Dec. 31, 2015
Assets
Current assets:
Cash and cash equivalents	66,152	85,734
Restricted cash	2,484	-
Trust bank balances held on behalf of customers	33,174	14,168
Accounts receivable, net - others	14,411	12,008
Accounts receivable, net - Margin clients	7,557	4,367
Short-term investments	16,444	-
Prepaid expenses and other current assets	8,241	3,489
Deferred tax assets, current	1,370	969
Total current assets	149,833	120,735
Long-term investments, net	2,561	1,782
Property and equipment, net	7,398	5,790
Acquired intangible assets, net	396	1,539
Rental deposits	1,292	1,423
Goodwill	109	6,700
Deferred tax assets, non-current	33	20
Other deposits	6,002	6,076
Total assets	167,624	144,065

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $5,286 and $5,058 as of December 31, 2016 and December 31,2015, respectively)	6,526	6,659
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $26,352 and $13,036 as of December 31, 2016 and December 31, 2015, respectively)	29,621	15,655
Contingent liability (including contingent liability of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of December 31, 2016 and December 31, 2015, respectively)	3,000	-
Amount due to customers for trust bank balances held on behalf of customers(including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,071 and $566 as of December 31, 2016 and December 31, 2015, respectively)	33,174	14,168
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,151 and $3,387 as of December 31, 2016 and December 31, 2015, respectively)	8,746	5,494
Deferred tax liabilities, current (including deferred tax liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $234 and $13 as of December 31, 2016 and December 31, 2015, respectively)	236	15
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $321 and $1,753 as of December 31, 2016 and December 31,2015, respectively)	330	1,768
Total current liabilities	81,633	43,759
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $72 and $385 as of December 31, 2016 and December 31, 2015, respectively)	90	385
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $78 and $187 as of December 31, 2016 and December 31,2015, respectively)	609	692
Total liabilities	82,332	44,836
Noncontrolling interests	(3,455)	11,191
Total China Finance Online Co. Limited Shareholders' equity	88,747	88,038
Total liabilities and equity	167,624	144,065

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended			The year ended
	Dec. 31, 2016	Dec. 31, 2015	Sep. 30, 2016	Dec. 31, 2016	Dec. 31, 2015
Net revenues	19,237	33,634	17,062	83,058	107,405
Cost of revenues	(7,215)	(6,119)	(4,454)	(20,380)	(19,739)
Gross profit	12,022	27,515	12,608	62,678	87,666
Operating expenses
General and administrative(includes share-based compensation expenses of $999, $3,258, $1,214, $5,241 and $6,396, respectively)	(4,505)	(5,712)	(4,766)	(19,837)	(17,994)
Sales and marketing (includes share-based compensation expenses of $233, $(66), $(45), $130 and $(121), respectively)	(14,426)	(16,362)	(12,927)	(50,083)	(46,474)
Product development (includes share-based compensation expenses of $731, $(160), $(211), $205 and $(218), respectively)	(5,009)	(2,716)	(3,652)	(14,485)	(10,739)
Loss from impairment of intangible assets	-	(250)	-	(1,111)	(250)
Loss from impairment of goodwill	(18)	-	-	(6,660)	-

Total operating expenses	(23,958)	(25,040)	(21,345)	(92,176)	(75,457)
Government subsidies	-	-	650	1,195	252
Income (loss) from operations	(11,936)	2,475	(8,087)	(28,303)	12,461
Interest income	217	1,336	212	1,051	2,648
Interest expense	(2)	-	-	(2)	(1)
Short-term investment income, net	510	79	(389)	379	216
Gain on the interest sold and retained noncontrolling investment	-	10,000	2,246	20,568	10,000
Gain from sale of cost method investment	-	-	-	-	4,648
Loss from equity method investment	(7)	(47)	(21)	(138)	(67)
Other income (loss), net	(408)	15	47	(305)	(937)
Exchange gain (loss), net	26	(161)	4	(55)	(766)

Income (loss) before income tax expenses	(11,600)	13,697	(5,988)	(6,805)	28,202
Income tax expenses (provision)	238	(752)	2,265	(614)	(1,384)

Net income (loss)	(11,362)	12,945	(3,723)	(7,419)	26,818
Less: Net income (loss) attributable to the noncontrolling interest	(1,157)	2,933	(96)	(8,373)	4,335
Net income (loss) attributable to China Finance Online Co. Limited	(10,205)	10,012	(3,627)	954	22,483

Net income (loss)	(11,362)	12,945	(3,723)	(7,419)	26,818
Changes in foreign currency translation adjustment	(2,486)	(1,424)	(524)	(4,392)	(3,467)
Other comprehensive loss, net of tax	(2,486)	(1,424)	(524)	(4,392)	(3,467)
Comprehensive income (loss)	(13,848)	11,521	(4,247)	(11,811)	23,351
Less: comprehensive income (loss) attributable to noncontrolling interest	(1,157)	2,933	(96)	(8,373)	4,335
Comprehensive income (loss) attributable to China Finance Online Co. Limited	(12,691)	8,588	(4,151)	(3,438)	19,016

Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	(0.09)	0.09	(0.03)	0.01	0.20
Diluted	(0.09)	0.08	(0.03)	0.01	0.18
Net income (loss) per ADS
Basic	(0.45)	0.45	(0.16)	0.04	1.01
Diluted	(0.45)	0.40	(0.16)	0.04	0.90
Weighted average ordinary shares
Basic	113,465,823	111,152,526	113,345,348	113,213,912	110,997,871
Diluted	113,465,823	125,948,776	113,345,348	127,348,028	125,129,763
Weighted average ADSs
Basic	22,693,165	22,230,505	22,669,070	22,642,782	22,199,574
Diluted	22,693,165	25,189,755	22,669,070	25,469,606	25,025,953